L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

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To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	3 (this one included)
Fax :	+ 33 1 202 942 9624	**Date :**	14th February 2003
Subject :	Announcement in the BALO	**CC :**	

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

Cosmétique	3 350,5	3 280,5
Dermatologic	96,8	90,3
Autres	4,1	3,5
Total quatrième trimestre	3 451,4	3 374,3

Quatrième trimestre	44 365	52 700
Année	167 076	201 194

36600

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L'ORÉAL

Pre-tax consolidated sales of the L'OREAL group at end-december 2002 (B.A.L.O., 12.02.03, page 1030)

(In millions of Euros)

		2002	2001
1st QUARTER			
	Cosmetics	3,641.0	3,320.8
	Dermatology	80.9	63.3
	Other	3.6	23.4
1st QUARTER TOTAL		**3,725.5**	**3,407.5**
2nd QUARTER			
	Cosmetics	3,568.8	3,474.1
	Dermatology	73.3	73.3
	Other	3.7	23.4
2nd QUARTER TOTAL		**3,645.8**	**3,570.8**
3rd QUARTER			
	Cosmetics	3,391.5	3,318.8
	Dermatology	70.1	65.3
	Other	3.7	3.7
3rd QUARTER TOTAL		**3,465.3**	**3,387.8**
4th QUARTER			
	Cosmetics	3,350.5	3,280.5
	Dermatology	96.8	90.3
	Other	4.1	3.5
4th QUARTER TOTAL		**3,451.4**	**3,374.3**
FULL YEAR			
	Cosmetics	13,951.8	13,394.2
	Dermatology	321.1	292.2
	Other	15.1	54.0
ANNUAL TOTAL		**14,288.0**	**13,740.4**

1) The sales growth of the L'OREAL group at end-December 2002 based on consolidated figures was + 4.0%. Currency fluctuations had a negative effect of - 4.8%. Net effects of structural changes were - 0.1%.
On a like-for-like basis, that is with identical structure and exchange rates, the consolidated sales growth of the L'OREAL group was + 8.9%.

2) The cosmetics sales rose by +4.2% based on consolidated figures and by + 8.7% on a like-for-like basis.

3) Consolidated sales are calculated using the average monthly rates adopted for establishing the financial statements at the applicable date. The figures above represent total sales made to third parties by L'OREAL S.A. and its French and foreign subsidiaries.

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La majorité de ces revenus provient des revenus récurrents du réseau, en hausse de 12,1 % par rapport à 2001, à 7 milliards d'euros. En France, [illegible] millions de nouveaux clients nets ont rejoint la base de clientèle d'Orange France en 2002, dont 421 000 au cours du dernier trimestre, ce qui porte la part de marché du groupe à 49,8 % (contre 48,2 % fin 2001). Le nombre de clients enregistrés par Orange France est maintenant supérieur à 19,2 millions, dont 18,8 millions (97,7 %) de clients actifs d'après la définition de l'Autorité de régulation des télécommunications (« ART »). Orange France enregistre désormais 10,7 millions de clients contrat, soit 55,6 % du nombre total de clients, à comparer aux 9,4 millions de clients fin 2001, soit 53 %. 89 % de la croissance nette en 2002 était imputable à des offres contrat.

Royaume-Uni. — Le chiffre d'affaires au 31 décembre 2002 d'Orange UK s'élève à 5 961 millions d'euros, en hausse de 11,[illegible] % par rapport à 2001. Les revenus récurrents du réseau progressent de 10,4 % par rapport à 2001 pour atteindre 5,3 milliards d'euros. Orange UK a vu sa base de clientèle progresser de 925 000 nouveaux clients nets en 2002, dont 252 000 au cours du dernier trimestre. Le nombre de clients actifs d'Orange UK s'élevait ainsi à 13,3 millions fin décembre 2002. Comme Orange France, Orange UK s'est concentré avec succès sur la qualité du mix client, avec 52 % de la croissance nette due aux offres contrat. A la fin de l'année, le nombre de clients contrat était supérieur à 4,2 millions.

Reste du Monde. — Le chiffre d'affaires au 31 décembre 2002 du segment Reste du monde connait une progression de 14,9 % par rapport à 2001 (1), à 3 657 millions d'euros. Les revenus récurrents du réseau progressent de 13,2 % par rapport à la même période en 2001, à 3,3 milliards d'euros. Sur une base pro forma, les opérations combinées du segment Reste du monde (1) ont amené un total de 1,3 million de nouveaux clients nets en 2002, soit une augmentation de 12,6 %, et ont terminé l'année avec 11,8 millions de clients. L'augmentation nette du nombre de clients au cours du quatrième trimestre a atteint 450 000 personnes au total.

Notes :

(1) Bases de préparation des comptes :

Toute référence ou comparaison avec des données financières ou opérationnelles relatives à l'exercice ou le trimestre clos le 31 décembre 2001 sont établies sur la base des résultats pro forma de MobiNil for Telecommunications (« MobiNil »), société acquise auprès du groupe France Télécom le 1er juillet 2002, comme si cette société avait fait partie du groupe Orange au cours de la période allant du 1er juillet au 31 décembre 2001.

Les données financières et opérationnelles de MobiNil sont consolidées proportionnellement (71,25 %) dans le reste du monde et le groupe Orange au 4e trimestre et 2e semestre 2002, et sur une base pro forma au 4e trimestre et 2e semestre 2001.

(2) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

(3) Afin d'exclure l'impact de l'évolution des taux de change, les revenus récurrents du réseau en 2001 recalculés en utilisant les taux de change 2002 s'élèvent à 13,5 milliards d'euros, ce qui représente une croissance d'une année sur l'autre de 14,3 %. Le chiffre d'affaires total 2001 recalculé en utilisant les taux de change 2002 s'élève à 15,2 milliards d'euros, soit une croissance d'une année sur l'autre de 12,2 %.

36465

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe à fin décembre 2002.
(En millions d'euros.)

	2002	2001
Premier trimestre :		
Cosmétique	3 641,0	3 320,8
Dermatologie	80,9	63,3
Autres	3,6	23,4
Total premier trimestre	3 725,5	3 407,5
Deuxième trimestre :		
Cosmétique	3 568,8	3 474,1
Dermatologie	73,3	73,3
Autres	3,7	23,4
Total deuxième trimestre	3 645,8	3 570,8
Troisième trimestre :		
Cosmétique	3 391,5	3 318,8
Dermatologie	70,1	65,3
Autres	3,7	3,7
Total troisième trimestre	3 465,3	3 387,8
Quatrième trimestre :		
Cosmétique	3 350,5	3 280,5
Dermatologie	96,8	90,3
Autres	4,1	3,5
Total quatrième trimestre	3 451,4	3 374,3
Année :		
Cosmétique	13 951,8	13 394,2
Dermatologie	321,1	292,2
Autres	15,1	54,0
Total année	14 288,0	13 740,4

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin décembre 2002 en données consolidées est de + 4,0 %.

Les effets monétaires ont eu un impact négatif de – 4,8 %.

Les effets nets de changement de structure ont été de – 0,1 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de + 8,9 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de + 4,2 % à données consolidées et de + 8,7 % à données comparables.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

36482

ORPEA

Société anonyme au capital de 44 826 930 €.
Siège social : Tour Horizon, 52, quai de Dion Bouton, 92806 Puteaux.
401 251 566 R.C.S. Paris.

Chiffre d'affaires consolidé 2002.
(En cours de certification.)

(En M€)	31/12/02	31/12/01	Evolution
Premier trimestre	35,8	29,6	+ 21 %
Deuxième trimestre	36,7	30,2	+ 21,2 %
Troisième trimestre	40,0	32,4	+ 23,4 %
Quatrième trimestre	43,6	35,5	+ 22,7 %
Total	156,0	127,7	+ 22,2 %

36476

PETIT FORESTIER

Société anonyme au capital de 9 987 728 €.
Siège social : 11, route de Tremblay, 93420 Villepinte.
384 081 113 R.C.S. Bobigny.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaire au 31 décembre 2002.
(En milliers d'euros.)

Comptes consolidés :

Chiffre d'affaires	Groupe		Dont activité location		Dont activité carrosserie	
	2002	2001	2002	2001	2002	2001
Premier trimestre	46 208	42 642	38 377	35 111	7 831	7 531
Deuxième trimestre	52 103	46 850	41 836	38 556	10 267	8 294
Troisième trimestre	50 182	44 790	42 497	38 827	7 685	5 963
Quatrième trimestre	53 962	46 779	45 626	39 998	8 336	6 781
Année	202 455	181 061	168 336	152 492	34 119	28 569

Société-mère :

Chiffre d'affaires	2002	2001
Premier trimestre	2 827	2 950
Deuxième trimestre	3 252	3 682
Troisième trimestre	3 232	2 580
Quatrième trimestre	3 882	3 031
Année	13 193	12 243

Du fait de l'acquisition de la société Happe Locations consolidée au sein de l'activité location depuis le 1er octobre 2002, les chiffres d'affaires à périmètre constant sont :

	Activité location	Groupe
Quatrième trimestre	44 365	52 700
Année	167 076	201 194

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